UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2018

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated March 13, 2018

Item 1

RELEVANT INFORMATION

Grupo Aval Acciones y Valores S.A. informs that its affiliate Banco de Bogotá has registered its control over Aval Soluciones Digitales S.A., a company that, subject to the authorization of the Colombian Superintendency of Finance, will conduct activities allowed to the Entities Specialized in Electronic Deposits and Payments or “SEDPEs” (a special type of deposit-taking financial entity in Colombia).

This control results from an agreement by which Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corporación Financiera Colombiana, as shareholders of the company, agreed that in the election of its Board of Directors, will vote in favor of the list submitted by Banco de Bogotá. This situation creates, with respect to Banco de Bogotá, the condition of controlling entity over Aval Soluciones Digitales S.A., pursuant to articles 260 and 261 of the Code of Commerce.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel